

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 20, 2017

<u>Via E-mail</u>
L. Reade Fahs
Chief Executive Officer
National Vision Holdings, Inc.
2435 Commerce Avenue
Bldg. 2200
Duluth, Georgia 30096-4980

> **Re:** **National Vision Holdings, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 28, 2017**
> **CIK No. 0001710155**

Dear Mr. Fahs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. If you do not believe that the material cited from Haynes and Company and The Vision Council is "expertised" material as contemplated by Rule 436, please tell us why you have obtained consents from these entities.

Use of Proceeds, page 45

2.   We note your response to prior comment 20. Expand the disclosure in the fourth paragraph on page 45 to state, if material, the portion of the outstanding principal balance held by investment funds or accounts managed or advised by the global credit business of KKR & Co.

Notes to Consolidated Financial Statements

Note 15. Segment Reporting, page F-35

3.   We note your response to comment 35 that you have concluded your eyeglasses and contacts are finished prescription eyewear and are similar products. Please address the following:

- Tell us whether eyeglasses and contacts have similar gross margins and if they have similar trends in revenue.
- Tell us if your CODM reviews disaggregated revenue and gross margins for eyeglasses and contacts.
- Explain whether eyeglasses and contacts have different inventory obsolescence risks considering that contacts have expiration dates.
- Describe the differences between the manufacturing of finished prescription eyeglasses and the prescription contact lenses that you sell.
- Describe the differences in marketing between eyeglasses and contacts.

Alternatively, please revise the filing to provide the disclosures described in ASC 280-10-50-40 and Item 101(c)(1)(i) of Regulation S-K.

Note 4. Stock Incentive Plan, page F-45

4.   We note that you issued 875,000 stock options during the six months ended July 1, 2017. Please tell us how you determined the fair value of your common stock underlying the equity instruments issued.

Exhibits and Financial Statement Schedules, page II-4

5.   We note that you filed a request for confidential treatment for portions of exhibits to your draft registration statement. We will provide any comments on your request separately. The resolution of these comments may involve additional revisions to your disclosure.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Joseph H. Kaufman, Esq.